Mail Stop 3561

October 3, 2008

Barry Sytner
Chief Executive Officer
Tri-Mark MFG, Inc.
643 S. Olive Street
Suite 777
Los Angeles, CA 90014

> **Re: Tri-Mark MFG, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2008**
> **File No. 333-149546**

Dear Mr. Sytner:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Prospectus Summary, page 6

Operations, page 6

1. Under this heading, you disclose that your "jewelry is targeted towards the middle market, which generally retails between $19.99 to $49.99." Please reconcile this statement with Note 1 to your financials, which states that you "design and manufacture low end jewelry which are marketed, wholesale and retail, domestically."

Use of Proceeds, page 9

2. We note your response to comment 9 in our letter dated June 3, 2008. Please revise your disclosure under this heading for your use of proceeds to adjust the line items to reflect that if your proceeds are $125,000 or less, all proceeds would be used for working capital and marketing at jewelry shows.

Business Operations, page 12

Going Concern, page 19

3.   We note your statement that you are "actively increasing marketing efforts to increase revenues." Please reconcile this statement with your statement that "[f]or the next six months, we shall only concentrate on the marketing of our products at jewelry shows" under the heading "Business Strategy" on page 14.

Dilution, page 21

4.   Please revise your dilution table and other disclosure under this heading to reflect the offering price of $0.25 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

5.   Please include a discussion of results of operations for the interim period ended June 30, 2008 as compared to June 30, 2007. In addition, please include a discussion of your liquidity as of June 30, 2008. Finally, please revise your discussion of the results of operations for years ended December 31, 2007 and 2006 to reflect the restated amounts in the financial statements for those years. Refer to Item 303 of Regulation S-K.

Plan of Operations, page 24

6.   Please revise the last paragraph under this heading so that it is consistent with statements made elsewhere about your use of proceeds should proceeds from the offering be $125,000 or less to reflect your emphasis on working capital needs and marketing at jewelry shows.

Shares Eligible for Future Sale, page 29

7.   Please revise this section to reflect the future issuance of up to 4,000,000 shares upon the effectiveness of this registration statement.

December 31, 2007 and 2006 Financial Statements

8. We note that your financial statements have been restated to remove revenues and cost of revenues for fiscal 2007 and to increase selling, general and administrative expenses for fiscal 2006. If you believe the revision to the statements of operations is not material to warrant characterization as a restatement, please tell us in detail the basis for your position. Refer to SAB Topic 1:M for guidance regarding materiality. Otherwise, please report the accounting errors as prior-period adjustments by restating the financial statements in accordance with paragraph 25 SFAS 154. In doing so, disclose that your previously issued financial statements have been restated along with a description of the nature of the errors and the effect of their correction on each financial statement line item and per-share amount affected for each period presented as required by paragraph 26 of SFAS 154. Please also label the appropriate columns and/or line items as "restated" including your statement of stockholders' deficit and statement of cash flows. In addition, when audited financial statements are restated to correct an accounting error, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm. Refer to AU Sections 420 and 508 of Codification of Auditing Standards.

9. We reviewed the revisions to your disclosure in response to comment 17 in our letter dated June 3, 2008. As twice previously requested, please revise to give retroactive effect of the change in capital structure resulting from the stock split that occurred on February 15, 2008 in the balance sheet, net loss per share calculation and your statement of stockholders' deficit in your December 31, 2007 and 2006 financial statements. Refer to paragraph 54 of SFAS 128 and SAB Topic 4:C.

* * * * *

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Advisor, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ms. Jody Walker, Esq.
   Facsimile No.: (303) 482-2731